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                                                                    Exhibit 99.3


                           CORNERSTONE BANCORP, INC.
                          DIRECTOR COMPENSATION PLAN


     Under the terms of the plan, non-officer directors of Cornerstone Bancorp, Inc. (the "Company") and of any of its subsidiaries are compensated for their attendance at meetings of the Board of Directors and Committees either with cash or, at their option, with authorized but unissued shares of the Company's Common Stock; provided that non-officer directors of the Company who are also non-officer directors of subsidiaries will not receive any compensation for their attendance at meetings of the board or committees of any subsidiaries. Each non-officer director receives a credit for attendance at regular Board and Committee meetings, which is Two Hundred Dollars ($200.00) for each regular Board meeting and for each Committee meeting attended. Such amounts may be adjusted by a majority vote of the Board of the Company.

     Each non-officer director must elect by the first Board meeting after any Annual Meeting of the Company whether he or she wishes to be paid in cash or Common Stock for the period ending at the next Annual Meeting. Directors who wish to be paid in cash will receive a check for attendance at each Board meeting. The check will be based upon attendance at Board and Committee meetings for the prior month. For those directors who elect payment in stock, the number of shares of Common Stock will be equal to such director's credits for regular Board and Committee meetings divided by the closing price of the stock or par value of the Common Stock, whichever is greater, as of the date of the regular Board Meeting for the period following the prior regular Board meeting up to and including the current Board Meeting. No fractional shares will be issued. Cash payments in lieu of fractional shares and certificates will be distributed on the last business day of May of each year.

     The Board of Directors of the Company may terminate the plan at any time by a majority vote of the Board of Directors. The Board of Directors of the Company may amend the plan by a majority vote of the Board of Directors. The Board of Directors of the Company is prohibited from making a material amendment to the plan without affirmative vote, in person or by proxy, of the holders of record of at least a majority of all outstanding shares of the Common Stock.

March 1, 1999